Exhibit 4.123

Execution Version
ISL/HD
291007

Term Sheet for Funding, Equity and Related Matters
in connection with NEWCO 1, NEWCO 2 and NEWCO 3
as hereafter defined

1.
Parties
1.1 Acorn Gold (Proprietary) Limited (Reg No 2002/007358/07), a private company incorporated in accordance with the company laws of the Republic of
South Africa (“ACORN”);
1.2 DRDGold Limited (Reg No1895/000926/06), a public company incorporated in accordance with the company laws of the Republic of South Africa
(“DRDGOLD”);
1.3 Durban Roodepoort Deep (Proprietary) Limited (Reg No 2003/011659/07), a
private company incorporated in accordance with the company laws of the
Republic of South Africa (“DRD”);
1.4 Friedshelf 850 (Proprietary) Limited (Reg No 2007/004877/07) [which is in the course of changing its name to West Wits Monarch (Proprietary) Limited], a private company incorporated in accordance with the company laws of the
Republic of South Africa (“NEWCO 3”);
1.5 Geotorm Investments Limited (Reg No 1379447), a private company incorporated in accordance with the laws of the British Virgin Islands
(“GEOTORM”);
1.6 Kgosi Resource Management (Proprietary) Limited [which is in the course of changing its name to West Wits Roodepoort Mining (Proprietary) Limited and
which was formerly known as Friedshelf 841 (Proprietary) Limited] (Reg No
2007/001817/07), a private company incorporated in accordance with the company laws of the Republic of South Africa (“NEWCO 2”);

1.7 Mineral and Mining Reclamation Services (Proprietary) Limited (Reg No
2003/020378/07), a private company incorporated in accordance with the company laws of the Republic of South Africa (“MMRS”);
1.8 MinTails SA (Proprietary) Limited (Reg No 2004/007547/07), a private company incorporated in accordance with the company laws of the Republic of
South Africa (“MINTAILS SA”);
1.9 West Witwatersrand Gold Mines Limited (Reg No 1967/013456/06), a public company incorporated in accordance with the company laws of the Republic of
South Africa (“WEST WITS”);
1.10 West Witwatersrand Holdings Limited (Reg No 1971/005928/06), a public company incorporated in accordance with the company laws of the Republic of
South Africa (“WEST WITS HOLDINGS”);
1.11 West Wits Mining Limited [formerly known as Kgosi (Proprietary) Limited]
(Reg No ABN 89 124 894 060), a public company incorporated in accordance with the company laws of Australia (“LISTCO”);
1.12 West Wits Mining SA (Proprietary) Limited [formerly known as Friedshelf
840 (Proprietary) Limited] (Reg No 2007/001759/07), a private company incorporated in accordance with the company laws of the Republic of South
Africa (“NEWCO 1”).
2.
Recordal
It is recorded that:-
2.1
2.1.1
DRD is the legal holder of “new order rights” for underground prospecting [“new order rights” having the meaning ascribed
thereto in the Mineral and Petroleum Resources Development
Act, No 28 of 2002, as amended (“MPRDA”)] in respect of what is generally described and known as the Rand Leases Mining
Area and the DRD Mining Area (collectively the “DRD
ASSETS”);

2.1.2
pursuant to the aforesaid “new order rights” DRD has lodged an application for mining rights in respect of the DRD ASSETS
which has been conditionally accepted by the Department of
Minerals and Energy (“DME”) as will be observed from a letter
dated the 6 July 2007, a copy whereof is annexed hereto       marked
“A” and that in furtherance of such application, DRD has
undertaken to split its surface and underground rights pursuant to an application in terms of section 11 of the MPRDA and to
transfer same to NEWCO 2;
2.1.3
DRD is beneficially controlled as to 67% (sixty seven per
centum) thereof by MINTAILS SA and 33% (thirty three per
centum) thereof by ACORN, the latter being a Black Economic
Empowered company;
2.1.4
MINTAILS SA enjoys the irrevocable right and option viz-a-viz itself and ACORN, to increase its beneficial shareholding in
DRD from that in 2.1.3 supra, to 74% (seventy four per centum)
and on the basis that if such option is exercised ACORN will dilute its holding from 33% (thirty three per centum) to 26%
(twenty six per centum);
2.2
2.2.1
DRDGOLD:-
2.2.1.1 holds 74% (seventy four per centum) of the total
issued share capital of DRDGold South African
Operations (Proprietary) Limited (Reg No
2005/033662/07), Khumo Gold SPV (Proprietary)
Limited (Reg No 2005/029595/07) (“KHUMO”) (a
black economic empowered company) holds 20%
(twenty per centum) thereof and 6% (six per
centum) thereof is held by The DRDSA
Empowerment Trust; and

2.2.1.2 is the holding company [as to 100% (one hundred
per centum)] of WEST WITS HOLDINGS;
2.2.2
WEST WITS HOLDINGS is the holding company [as to 100%
(one hundred per centum)] of WEST WITS;
WEST WITS is the legal holder of “old order rights” for underground mining
(“old order rights” having the meaning ascribed thereto in the MPRDA)
entitling it to prospect and mine underground for gold and uranium in the mining areas generally described and known as “Westrand Cons” on the one hand and “Luipaardsvlei” on the other (collectively the WEST WITS
ASSETS”) and has applied to the DME for the conversion of such rights to
“new order rights” and as an integral part thereof will transfer its underground rights in terms of an application under section 11 of the MPRDA to NEWCO
3.
2.3
NEWCO 2 will acquire 100% (one hundred per centum) of the DRD ASSETS from DRD at a value to be attributed thereto as agreed upon between such parties and payment whereof shall be discharged by the allocation, issue and delivery to DRD’s ultimate holding company, MINTAILS SA, of 45% (forty five per centum) of the total issued share capital of NEWCO 1 which in turn will, as hereafter provided, hold 74% (seventy four per centum) of the total issued share capital of NEWCO 2;
2.4
DRDGOLD is the registered and/or beneficial owner of the total issued share capital of WEST WITS HOLDINGS;
2.5
NEWCO 2 is the registered and/or beneficial owner of the total issued share capital of MMRS which in turn is the legal holder of “old order rights” (with the meaning ascribed thereto in the MPRDA) for underground gold mining and prospecting in respect of the mining area generally described and known as
East ChampD’or Gold Mine and in respect whereof an application for conversion of “new order rights” is presently pending as will be more fully observed from Annexe “B” hereto (“the MMRS ASSETS”);
2.6
DRDGOLD, GEOTORM, LISTCO and MINTAILS SA have agreed to
establish a new gold and uranium mining group which will initially hold the

DRD ASSETS, the MMRS ASSETS and the WEST WITS ASSETS
(collectively “the CONSOLIDATED ASSETS”) under the umbrella of
NEWCO 1 which will (after the implementation of all the transactions referred to in this term sheet) hold 74% (seventy four per centum) of the total issued share capital of NEWCO 2, which in turn will hold 100% (one hundred per centum) of:-
2.6.1
the total issued share capital of MMRS and the latter in turn will hold the MMRS ASSETS; and
2.6.2                 the DRD ASSETS;
2.7
NEWCO 1 will hold 74% (seventy four per centum) of the total issued share capital of NEWCO 3 [the remaining 26% (twenty six per centum) of which shall subject to 3.1.6 below, be held by KHUMO - BEEco1), which in turn will hold 100% (one hundred per centum) of the WEST WITS ASSETS
2.8
DRDGOLD, GEOTORM and MINTAILS SA will, through the
implementation of the provisions of this term sheet, acquire through an exchange of assets or equity, as the case may be, 45% (forty five per centum),
10% (ten per centum) and 45% (forty five per centum) respectively of the total issued share capital of NEWCO 1.
3.
Implementation
3.1
The parties hereto have agreed to procure that the following will, inter alia, take place and all of which will be contingent on the fulfilment or waiver of the conditions precedent in clause 6 infra:-
3.1.1
NEWCO 1 which is a new shelf company has or will have an
authorised share capital of R1 000,00 (one thousand rand) divided into 1 000 (one thousand) ordinary par value shares of R1,00 (one rand) each and an issued share capital of R300,00 (three hundred rand) comprising 300 (three hundred) ordinary par value shares of

R1,00 (one rand) each, nominally held by MINTAILS SA in
negotiable form at this juncture;
3.1.2
NEWCO 2 which is a new shelf company has or will have an
authorised share capital of R1 000,00 (one thousand rand) divided into 1 000 (one thousand) ordinary par value shares of R1,00 (one rand) each and an issued share capital of R300,00 (three hundred rand) divided into 300 (three hundred) ordinary par value shares of R1,00 (one rand) each, nominally held by NEWCO 1 in
negotiable form at this juncture;
3.1.3
NEWCO 3 which is a new shelf company has or will have an
authorised share capital of R1 000,00 (one thousand rand) divided into 1 000 (one thousand) ordinary par value shares of R1,00 (one rand) each and an issued share capital of R300,00 (three hundred rand) divided into 300 (three hundred) ordinary par value shares of R1,00 (one rand each, beneficially held by NEWCO 1 at this juncture;
3.1.4
ACORN, through the mechanism of an exchange of shares, is the holder of 26% (twenty six per centum) of the total issued share capital of NEWCO 2;
3.1.5
MINTAILS SA, through the mechanism of an exchange of
shares, is the holder of 45% (forty five per centum) of the total issued share capital of NEWCO 1;
3.1.6
NEWCO 1 has acquired 74% (seventy four per centum) of the
total issued share capital of NEWCO 3, of which ACORN holds
26% (twenty six per centum). ACORN shall be obliged, on or
before the consummation of the TRANSACTION (as hereafter
defined), to offer to a black economic empowered company
(“BEEco1”) to be nominated by DRDGOLD, its 26% (twenty
six per centum) of the total issued share capital of NEWCO 1 for a consideration and upon terms to be agreed upon by such parties, provided that if

such nominee fails, refuses and/or neglects to consummate such transaction for whatever reason within an agreed specified period, then and in such event NEWCO 1 shall at its discretion be
entitled to nominate another BEEco1 to acquire such shares on the same or substantially similar terms;
3.1.7
NEWCO 2 will have acquired the DRD ASSETS on the basis
more fully referred to above;
3.1.8
NEWCO 3 will in collaboration with DRDGOLD, WEST
WITS HOLDINGS and WEST WITS acquire the WEST
WITS ASSETS and cause same to be transferred to it in terms of
Section 11 of the MPRDA;
3.1.9
ACORN has agreed to acquire from:-
3.1.9.1
GEOTORM, 26% (twenty six per centum) of its
beneficial shareholding in MMRS; and
3.1.9.2 Acorn Capital (Proprietary) Limited, the latter’s
claim in loan account against MMRS in the sum of
R426 837,00 (four hundred and twenty six thousand
eight hundred and thirty seven rand),
(collectively “the EQUITY”) and ACORN shall transfer and
cede the EQUITY for a like consideration to NEWCO 2 as a
quid pro quo in exchange for 26% (twenty six per centum) of the equity in NEWCO 2. The consideration payable by ACORN to
GEOTORM for the aforegoing EQUITY shall be R293 579,84
(two hundred and ninety three thousand five hundred and seventy nine rand eighty four cents) which shall be paid out of dividends to be received by ACORN from time to time from NEWCO 2;

3.1.10
GEOTORM will procure that its 74% (seventy four per centum)
equity interest in MMRS (that is its shares and loan account, if any) is sold and ceded respectively to NEWCO 2 as a quid pro quo in exchange for 10% (ten per centum) of the total issued share capital of NEWCO 1 (the controlling company of
NEWCO 2);
3.1.11
MINTAILS SA will exercise the option referred to in clause
2.1.4 above;
3.2 on the implementation of the aforegoing, the following position will prevail:-
3.2.1
the shareholders of NEWCO 1 will be –
3.2.1.1
DRDGOLD as to 45% (forty five per centum)
thereof;
3.2.1.2
GEOTORM as to 10% (ten per centum) thereof;
and
3.2.1.3
MINTAILS SA as to 45% (forty five per centum)
thereof,
and NEWCO 1 will stand possessed of 74% (seventy four per
centum) of the equity in NEWCO 2 and 74% (seventy four per
centum) of the equity in NEWCO 3;
3.2.2
the shareholders of NEWCO 2 will be:-
3.2.2.1
NEWCO 1 as to 74% (seventy four per centum)
thereof; and
3.2.2.2
ACORN as to 26% (twenty six per centum) thereof,
and NEWCO 2 will directly stand possessed of the DRD
ASSETS and indirectly through its wholly owned subsidiary
MMRS, of the MMRS ASSETS and in addition will be the legal
holder of loan account claims against MMRS in the sum of

R426 837,00 (four hundred and twenty six thousand eight
hundred and thirty seven rand);
3.2.3
the shareholders of NEWCO 3 will be NEWCO 1 as to 74%
(seventy four per centum) thereof, and ACORN or BEEco1 as to
26% (twenty six per centum) thereof and NEWCO 3 will stand
possessed of the WEST WITS ASSETS,
and all as more fully set forth in the organogram annexed hereto and           marked
“C1”;
3.3
Certain seed loan venture capitalists will lend and advance NEWCO 1 the
Rand equivalent of A$550,000 (five hundred and fifty thousand Australian
Dollars), whereas DRDGOLD will lend and advance NEWCO 1 the Rand equivalent of A$450,000 (four hundred and fifty thousand Australian Dollars)
with the right of each to convert such loans into equity in NEWCO 1 and on the basis that the then shareholders, namely DRDGOLD, GEOTORM and
MINTAILS SA will dilute their extant holdings to cater therefor.
3.4 In the event of the aforesaid conversion taking place, the shareholders of
NEWCO 1 will then be as follows based upon a conversion from debt to equity of the Rand equivalent of A$1 million (one million Australian Dollars)
and a dilution of rights, alternatively on any of the said shareholders not following their rights:-
3.4.1
DRDGOLD - as to 45% (forty five per centum);
3.4.2
LISTCO - as to 3,44% (three comma four four per centum);
3.4.3
GEOTORM - as to 9,37% (nine comma three seven per
centum); and
3.4.4
MINTAILS SA - as to 42,19% (forty two comma one nine per
centum);

3.5
it is the ultimate intention of the shareholders in 3.4 to cause LISTCO to be listed on the Australian Stock Exchange Limited (“ASX”) on the basis that it will be a primary listing and that a secondary listing will take place on the JSE
Limited in the Republic of South Africa and on the basis that the shareholders of NEWCO 1 will exchange their shares in such company for shares in the listed entity in the same ratio as their extant holdings in NEWCO 1 to be diluted, however, to cater for the participation of the initial public offering
participants. In this regard reference is to be made to                 Annexes “C2” and
“C3” hereto;
3.6 the parties have reached agreement in regard to the aforegoing transactions and other components as canvassed in this term sheet (collectively the
“TRANSACTION”) and to the extent pertinent they will each procure the consent of their respective shareholders to the TRANSACTION;
3.7 it is the intention that this term sheet shall constitute binding heads of agreement and shall only be superseded upon the conclusion and signature of more definitive agreements as hereafter referred to.
4.
New Companies
4.1
The parties acknowledge that NEWCO 1, NEWCO 2 and NEWCO 3
constitute new shelf companies bearing the names and registration numbers more fully set forth in clauses 1.4 1.6 and 1.12 respectively and that as soon as possible after the signature of this term sheet, steps shall be taken:-
4.1.1 to procure any name changes and to record any secretarial changes in respect of the companies that may be necessary, be it in relation to the appointment of directors, secretary, public officer and matters of a similar nature;

4.1.2 to change, to the extent pertinent, the memoranda and articles of association of such companies to accord to the respective nature of their proposed operations; and
4.1.3 to change, the capital structure of such companies so as to accord to that set forth in clause 3.2 supra.
4.2 Notwithstanding anything to the contrary in clause 3.3 contained and within a period of 60 (sixty) days after the signature of this term sheet:-
4.2.1
DRDGOLD will advance the Rand equivalent of A$450,000
(four hundred and fifty thousand Australian Dollars) to NEWCO
1 and shall have the option of converting such loan into equity in
NEWCO 1 on the basis provided in clause 3.3 supra; and
4.2.2 the seed loan venture capitalists will in anticipation of the listing of LISTCO, advance the Rand equivalent of A$550,000 (five
hundred and fifty thousand Australian Dollars) to NEWCO 1 and shall have the option of converting such loan into equity in
NEWCO 1 on the basis provided in clause 3.3 supra.
5.
Existing Assets and/or Acquisitions
5.1
Existing Assets
It is recorded that the MMRS ASSETS have already been acquired and are the lawful property of MMRS and that the latter will pursuant to the provisions of clause 3.2.2 supra become a wholly owned subsidiary of NEWCO 2.
5.2
DRD ASSETS
Subject to the fulfilment of the conditions precedent in clause 6 infra and the implementation of the provisions of clause 2.3 supra, NEWCO 2 will hold
100% (one hundred per centum) of the total issued share capital of MMRS and, inter alia, 100% (one hundred per centum) of the DRD ASSETS to the exclusion of any liabilities.

5.3
WEST WITS ASSETS
5.3.1
Acquisition of WEST WITS ASSETS
NEWCO 3 does hereby acquire from WEST WITS, which does
hereby sell, cede and assign to it, the WEST WITS ASSETS for a consideration equal to the Rand equivalent of A$4,995,000
(four million nine hundred and ninety five thousand Australian
Dollars) and payment whereof shall be discharged through the exchange of
such assets for the allocation, issue and delivery to DRDGOLD as the ultimate holding company of WEST WITS, of 45% (forty
five per centum) of the total issued share capital of NEWCO 1.
5.3.2
Indemnity in connection with the WEST WITS ASSETS
5.3.2.1 It is recorded that:-
5.3.2.1.1        at all times between the period
commencing approximately 1997 and
terminating on the date of signature of
this term sheet, WEST WITS was an
indirect wholly owned subsidiary of
DRDGOLD and the WEST WITS
ASSETS were prior to the acquisition
thereof in terms of 5.3.1 supra, owned
by WEST WITS;
5.3.2.1.2         the Department of Water Affairs
(“DWAF”) in and during 2006 and
ostensibly based on the aforesaid
ownership or control by DRDGOLD
of the WEST WITS ASSETS, sought

to impose certain obligations on
DRDGOLD relating to the
management and treatment of
underground water in respect of the
WEST WITS ASSETS, in terms of
various directives issued by DWAF;
and
5.3.2.1.3
DRDGOLD denied that it was liable
for any of the said obligations in terms
of the directives, either as alleged by
DWAF, or at all.
5.3.2.2
NEWCO 3 has requested DRDGOLD and WEST
WITS to furnish it with an appropriate indemnity in
respect of any possible claims by DWAF, directly
or indirectly relating to the DWAF directives and
based on the allegation by DWAF that
DRDGOLD, by virtue of its ownership or control
of WEST WITS and accordingly the WEST WITS
ASSETS, was or is liable to DWAF. Accordingly
DRDGOLD and WEST WITS do hereby with
effect from the date of signature hereof jointly and
severally indemnify, hold harmless and absolve
NEWCO 3 in respect of any claims of whatever
nature by DWAF against the WEST WITS
ASSETS arising out of the aforegoing alleged
obligations in terms of the DWAF directives.
6.
Conditions Precedent
6.1          The
TRANSACTION shall be subject to the following conditions precedent in the stated order of priority to be fulfilled or, where applicable, waived in writing within the period/s set forth hereafter:-

6.1.1
the successful raising by NEWCO 1 for the TRANSACTION of
an initial sum of the Rand equivalent of A$1 million (one million
Australian Dollars) as to A$550,000 (five hundred and fifty
thousand Australian Dollars) from the seed loan venture
capitalists in anticipation of the listing of LISTCO and the Rand equivalent of A$450,000 (four hundred and fifty thousand
Australian Dollars) from DRDGOLD as seed loan capital, inter alia, to cover the costs of exploration, public listing and due diligence purposes;
6.1.2 the written confirmation, to the extent required, of the Director of the DME to the transfer, pursuant to Section 11 of the MPRDA, of the relevant mining rights as contemplated in the
TRANSACTION from the holders thereof to NEWCO 1 and/or
NEWCO 2 and/or NEWCO 3, as the case may be;
6.1.3 in no way derogating from 6.1.2 supra, the written approval, to the extent required, of all regulatory authorities in:-
6.1.3.1 the Republic of South Africa in respect of those
components of the TRANSACTION which require
such approval, inter alia, the Exchange Control
Department of the South African Reserve Bank;
and
6.1.3.2 Australia in respect of those components of the
TRANSACTION which are subject to its
jurisdiction;
6.1.4 the conclusion of comprehensive agreements to implement the
TRANSACTION in its entirety incorporating all the salient
provisions of this term sheet and which agreements shall contain all the usual commercial terms and conditions in transactions of this nature including, inter alia, provision for due diligence investigations, the giving of warranties and indemnities, etc and in no way derogating from the aforegoing, the conclusion of:-

6.1.4.1 an agreement between the proposed shareholders of
LISTCO prior to the listing of such company and
following on the commitment of the seed loan
capital of A$1 million (one million Australian
Dollars) as provided in clause 6.1.1 supra
containing, inter alia, the usual pre-emptive, come
along and take along provisions; and
6.1.4.2 an option agreement between the shareholders of
NEWCO 1 and LISTCO whereby the latter will
have the right to acquire from the former their
equity in NEWCO 1;
on or before the 30 June 2008 or within such extended period/s as the parties hereto may in writing agree upon save that the parties shall be obliged to use their best endeavours to fulfil such conditions as soon as possible.
6.2
All the conditions are stipulations for the benefit of DRDGOLD, GEOTORM and MINTAILS SA and shall be capable of being waived, in whole or in part, by written notification of such parties to the remaining parties provided, however, that if any of the conditions precedent are waived, then and in such event same shall ipso facto be deemed to have been converted to irrevocable undertakings by DRDGOLD, WEST WITS and WEST WITS HOLDINGS
(jointly and severally) in favour of the remaining parties to this term sheet, save that the reference to “conditions” per se will be substituted with
“undertakings”, to be complied with, within a period of 90 (ninety) days after written demand therefor.
6.3 Should any of the conditions precedent not be fulfilled or waived in writing within the time period/s stated or within such extended period/s as
GEOTORM and MINTAILS SA may in writing agree upon and notify the remaining parties who will be bound thereby, then and in such event the
TRANSACTION shall be deemed null and void ab initio and none of the parties shall have any claims against the other arising thereout.

7.
Dual Listing on approved stock exchanges
7.1
It is the avowed intention of DRDGOLD, GEOTORM, LISTCO and
MINTAILS SA to apply for a dual listing of LISTCO with the primary listing on the ASX and a secondary listing on the JSE Limited and the parties hereto each undertake to support such applications and they reciprocally warrant that they will as soon as possible after the fulfilment or waiver of the conditions precedent, take such steps as may be necessary:-
7.1.1 to vote, to the extent necessary, in favour of:-
7.1.1.1 the listing; and
7.1.1.2 all resolutions to increase or otherwise alter the
share capital of LISTCO, as may be necessary for
the purposes of such listing;
7.1.2 to enter into, in anticipation of such listing:-
7.1.2.1 such voting pool and other agreements as may be
determined by DRDGOLD, GEOTORM and
MINTAILS SA acting reasonably subject to the
overriding requirements of the relevant stock
exchanges and covering, inter alia, the pre-emptive
rights of any of the aforesaid parties and reasonable
restrictions on the sale of any listed shares;
7.1.2.2 any variation of the definitive agreements hereafter referred to;
7.1.3 to sign all reasonable documentation of and in connection with the aforegoing.
7.2 Notwithstanding anything to the contrary in 7.1 supra, should any dispute arise between DRDGOLD, GEOTORM, LISTCO and MINTAILS SA as to
either the modus operandi for a listing or the terms and conditions thereof which they are unable to resolve amongst themselves, then and in such event same shall be referred to a third party adjudicator to be nominated by the parties and in the absence of agreement, to be nominated by attorneys
Feinsteins of Johannesburg, Republic of South Africa, for determination and whose decision in such regard shall be final and binding.
7.3 It is recorded that the value of 74% (seventy four per centum) of the
CONSOLIDATED ASSETS to be held by NEWCO 1 via its subsidiaries
NEWCO 2 and NEWCO 3 for the purposes of this term sheet, has been agreed at A$15,000,000 (fifteen million Australian Dollars). The parties hereto further acknowledge that the aforesaid value has been based upon what is capable of being achieved through the consolidation and exploitation of the
DRD ASSETS, the MMRS ASSETS and the WEST WITS ASSETS in the
absence of which the values actually attributable to such assets, would be substantially less.
8.
Ancillary Matters
8.1
Upon the fulfilment of the TRANSACTION or prior thereto by agreement, the parties to this term sheet which are affected thereby, shall take all reasonable steps to procure that WEST WITS, as a 74% owned subsidiary of NEWCO 1 will procure that it applies in terms of the MPRDA for new order prospecting rights pursuant to its entitlement as an “old order rights” user.
8.2
ACORN shall be obliged (as soon as practicable after the acquisition of the
WEST WITS ASSETS), to offer to a Black Economic Empowered company
(“BEEco2”) to be nominated by DRDGOLD, 26% (twenty six per centum) of the total issued share capital of WEST WITS for a consideration and upon terms to be agreed upon provided that if such nominee fails, refuses and/or neglects to consummate the transaction for whatever reason within an agreed specified period, then and in such event NEWCO 1 shall, at its discretion, be entitled to nominate a BEEco2 to acquire such shares on the same or substantially similar terms.

9.
Definitive Agreements
9.1 The parties reciprocally warrant that they will use their best endeavours to procure the preparation and completion of the necessary legal documentation to implement the TRANSACTION in its entirety and shall procure signature thereof as soon as possible.
9.2 Should any dispute arise as to the content of any such agreements, regard being had to the agreed salient provisions set forth in this term sheet, then and in such event same shall be referred to each of the Chief Executive Officers of
DRDGOLD, GEOTORM and MINTAILS SA for resolution. Should such parties be unable to resolve the dispute, then same shall be referred to an independent senior practising commercial attorney in Johannesburg, Republic of South Africa having expertise in the mining field, who shall act as an expert, and whose decision in regard to the dispute shall be final and binding on the parties. In the event of the parties being unable to agree on the identity of the independent expert, then same shall be selected by attorneys Feinsteins of
Johannesburg, Republic of South Africa for and on their behalf.
10.       Binding Agreement
This term sheet records the salient provisions of the matters agreed upon between the parties in relation to the TRANSACTION and shall be binding pending the conclusion of the definitive agreements or more comprehensive heads of agreement as a preliminary step thereto. The appropriate announcement of and in connection with the
TRANSACTION will be made as soon as possible after the signature of this term sheet.
11.       Change in Control / Take Over
11.1        Should DRDGOLD at any point in time after the execution of this term sheet and prior to its full implementation be the subject of a change in control or take over as envisaged in the South African Companies Act, No 61 of 1973, as
amended, as read with the Listing Requirements of the JSE Limited and/or the
Securities Regulation Panel, then and in such event the parties acknowledge that irrespective thereof they shall nevertheless be bound to give effect to this term sheet to the full extent thereof.
11.2         Should MINTAILS SA’s holding company, namely Mintails Limited of
Australia, at any point in time after the execution of this term sheet and prior to its full implementation be the subject of a change in control or take over, then and in such event the parties acknowledge that irrespective thereof they shall nevertheless be bound to give effect to this term sheet to the full extent thereof.
12.       Values
Notwithstanding any other provision of this term sheet, to the extent that any values in terms of this term sheet are yet to be determined, then and in such event if the parties are unable to agree amongst themselves as to such values, they shall be obliged to refer same to an independent mining expert nominated by them, failing which by the
Chamber of Mines, to determine such values and whose assessment, in the absence of mala fides or manifest error, shall be final and binding on the affected parties.
13.       Signature of Documents
13.1 In no way derogating from any other provision of this term sheet, each of the parties hereto does hereby agree and undertake upon written request therefor, to sign whatever reasonable documentation and/or to furnish whatever reasonable information may be required of it to facilitate the relevant applications to the DME in terms of the MPRDA as envisaged in this term sheet.
13.2 Notwithstanding anything to the contrary, should any of the parties hereto fail, refuse and/or neglect to sign any of the aforesaid documentation, then and in such event the Chief Executive Officer of DRDGOLD in relation to such company and any of the companies controlled by it on the one hand and the
Chief Executive Officer of MINTAILS SA in relation to such company and any of the companies controlled by it on the other hand, be and he is hereby irrevocably authorised to sign any such documentation for and on behalf of any one of the parties which constitutes a company controlled by DRDGOLD on the one hand or MINTAILS SA on the other hand.

14.       Timing
Notwithstanding the fact that various time parameters are reflected in this term sheet, the parties agree and acknowledge that they shall at all times use their best endeavours to fulfil the objectives of this term sheet as soon as possible and to such end will sign such documentation and pass such resolutions and take such decisions as may be necessary from time to time in order to achieve such objective.
15.       Good Faith
The parties reciprocally warrant in favour of each other that they will exercise the utmost good faith in their dealings with each other with the objective of bringing the
TRANSACTION to fruition.
16.       Governing Laws
This TRANSACTION shall be governed, interpreted and implemented in all respects in accordance with the laws of the Republic of South Africa irrespective of where any of the parties may be domiciled or where this term sheet may be executed by any party.
17.       Domicilia
The parties select the following addresses as their respective domicilia citandi et executandi for all purposes arising out of this term sheet:-
17.1
DRDGOLD, WEST WITS and WEST WITS HOLDINGS - 4 Ebsco
House, 299 Pendoring Avenue, Blackheath, Johannesburg 2195, Republic of
South Africa - telefax number 011 476-2637;
17.2
ACORN, DRD, MMRS and MINTAILS SA - care of 1
st
Floor, North Wing,
Lord Charles Office Park, 337 Brooklyn Road, Pretoria 0002, Republic of
South Africa - telefax number +27 12 346-4409;
17.3
GEOTORM - care of Feinsteins Attorneys, 10
th
Floor, JD House, 27
Stiemens Street, Braamfontein, Johannesburg 2001, Republic of South Africa
- telefax number +27 11 712-0712;

17.4
LISTCO - Level 19, 500 Collins Street, Melbourne VIC 3000, Australia -
telefax number +61 3 8676 0275;
17.5
NEWCO 1, NEWCO 2 and NEWCO 3 - care of 1
st
Floor, North Wing,
Lord Charles Office Park, 337 Brooklyn Road, Pretoria 0002, Republic of
South Africa - telefax number +27 12 346-4409 with copies to DRDGOLD as provided in 17.1.
18.       Jurisdiction
The parties hereby irrevocably and unconditionally consent to the non-exclusive jurisdiction of the Witwatersrand Local Division of the High Court of South Africa in
regard to all matters arising from this term sheet, to the extent that this may prove pertinent.
19.       Announcements/Confidentiality
19.1         No announcements of or in connection with this term sheet or the
TRANSACTION shall be made by any of the parties without the prior concurrence of the others which shall not be unreasonably withheld where same are required to comply with any statutory or regulatory requirements.
19.2 None of the parties shall be entitled to disseminate any information of and in connection with this term sheet or the TRANSACTION to any third party without the consent of the others save that it is recorded that it is the intention of LISTCO based upon the unsigned term sheet, to endeavour to raise the funding reflected therein and to such end it may exhibit this unsigned document to such financiers as it may deem fit on the basis, however, that they shall also treat the same as confidential.

20.       Counterparts
This term sheet may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of this term sheet in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.
Thus done and signed by the parties at the places and on the dates specified hereafter.
For: Acorn Gold (Proprietary) Limited
As Witnesses:-
                                                                                                __________________________________
- director, who by his signature warrants
that he is duly authorised hereto -
1. ___________________________
                                                                                                Place:
..............................................................

Date: November 2007

For: DRDGold Limited

/s/ JWC Sayers
- director, who by his signature warrants
that he is duly authorised hereto -

Place: Randburg
2. ___________________________
Date: 9 November 2007

For: Durban Roodepoort Deep
(Proprietary) Limited
As Witnesses:-
/s/ D Van der Walt
- director, who by his signature warrants
that he is duly authorised hereto -
1. ___________________________
Place: Cape Town

Date: 7 November 2007

For: Friedshelf 850 (Proprietary) Limited

/s/ D van der Walt
- director, who by his signature warrants
that he is duly authorised hereto -

Place: Cape Town

Date: 7 November 2007

For: Geotorm Investments Limited

/s/ D van der Walt
- director, who by his signature warrants
that he is duly authorised hereto -

Place: Cape Town

Date: 7 November 2007

For: Kgosi Resource Management
(Proprietary) Limited

/s/ D van der Walt
- director, who by his signature warrants
that he is duly authorised hereto -
2. ___________________________
Place: Cape Town

Date: 7 November 2007

For: Mineral and Mining Reclamation
Services (Proprietary) Limited
As Witnesses:-
/s/ D van der Walt
- director, who by his signature warrants
that he is duly authorised hereto -
1. ___________________________
Place: Cape Town

Date: 7 November 2007

For: MinTails SA (Proprietary) Limited

/s/ D van der Walt
- director, who by his signature warrants
that he is duly authorised hereto -

Place: Cape Town

Date: 7 November 2007

For: West Witwatersrand Gold Mines
Limited

/s/ D Pretorius
- director, who by his signature warrants
that he is duly authorised hereto -

Place: Randburg

Date: 8 November 2007

For: West Witwatersrand Holdings
Limited

/s/ D Pretorius
- director, who by his signature warrants
that he is duly authorised hereto -

Place: Randburg
2. ___________________________
Date: 8 November 2007

For: West Wits Mining Limited
As Witnesses:-
                                                                                                __________________________________
- director, who by his signature warrants
that he is duly authorised hereto -
1. ___________________________
                                                                                                 Place:
.............................................................

Date: November 2007

For: West Wits Mining SA (Proprietary)
Limited

/s/ D Pretorius
- director, who by his signature warrants
that he is duly authorised hereto -
2. ___________________________
Place: Randburg

Date: 10 November 2007

Annexe “A”
Copy of letter from the DME dated 6 July 2007
(vide clause 2.1.1 above)

Annexe “B”
Copy of letter from the DME dated 6 July 2007
(vide clause 2.5 supra)

Annexe “C1”
Organogram
(vide clause 3.2 supra)

Annexe “C2”
Organogram
(vide clause 3.5 supra)

Annexe “C3”
Organogram
(vide clause 3.5 supra)